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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

RIO VISTA ENERGY PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
767271109
(CUSIP Number)
October 12, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS: Swank Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		296,817

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		296,817

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	296,817

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS: Swan Energy Income Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		296,817

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		296,817

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	296,817

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS: The Cushing Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		266,049

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		266,049

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	266,049

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS: Jerry V. Swank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		296,817

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		296,817

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	296,817

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 2 to Schedule 13G is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP, a Texas limited partnership (“Swank Income Advisors”), The Cushing Fund, LP, a Texas limited partnership (the “Cushing Fund”) and Mr. Jerry V. Swank, the principal of Swank Capital and Swank Income Advisors, relating to common units representing limited partner interests of Rio Vista Energy Partners L.P., a Delaware corporation (the “Issuer”).
     This Amendment No. 2 to Schedule 13G relates to common units representing limited partner interests, (the “Common Units”) of the Issuer purchased by Swank Income Advisors through the accounts of the Cushing Fund and Swank MLP Convergence Fund, LP, a Texas limited partnership (the “Convergence Fund”), both of which, Swank Income Advisors serves as the general partner. Swank Capital serves as the general partner of Swank Income Advisors and may direct Swank Income Advisors, the general partner of the Cushing Fund and the Convergence Fund, to direct the vote and disposition of the 266,049 Common Units held by the Cushing Fund and the 30,768 Common Units held by the Convergence Fund. The Cushing Fund holds 266,049 Common Units for which it may direct the vote and disposition. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the 266,049 Common Units held by the Cushing Fund and the 30,768 Common Units held by the Convergence Fund.
     Swank Capital, Swank Income Advisors, and Mr. Swank previously reported beneficial ownership of shares of the Issuer on Schedule 13G filed on February 8, 2005, as amended by Amendment No. 1 to Schedule 13G, filed on March 1, 2006. Swank Capital previously reported as Swank Group, LLC, however, on March 30, 2006, Swank Group, LLC changed its name to Swank Capital, L.L.C.
     This Amendment No. 2 to Schedule 13G is being filed to amend and restate Item 2(a), Item 2(c), Item 4 and Item 10. The Schedule 13G is hereby amended as follows:
Item 2(a)     Name of Person Filing.
Item 2(a) is hereby amended and restated as follows:
Swank Capital, L.L.C., Swank Energy Income Advisors, LP, The Cushing Fund, LP and Mr. Jerry V. Swank.
Item 2(c)     Citizenship or Place of Organization.
Item 2(c) is hereby amended and restated as follows:
Swank Capital, L.L.C. is a limited liability company organized under the laws of the State of Texas. Swank Energy Income Advisors, LP is a limited partnership organized under the laws of the State of Texas. The Cushing Fund, LP is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Swank Income Advisors and is a United States citizen.

Item 4 Ownership.
Item 4 is hereby amended and restated as follows:
(a)	Swank Capital, Swank Income Advisors, and Mr. Swank are the beneficial owners of 296,817 Common Units. The Cushing Fund is the beneficial owner of 266,049 Common Units.
(b)	Swank Capital, Swank Income Advisors, and Mr. Swank are the beneficial owners of 15.5% of the outstanding Common Units, the Cushing Fund is the beneficial owner of 13.9% of the outstanding Common Units. These percentages are determined by dividing 296,817 and 266,049, respectively, by 1,910,656, the number of Common Units issued and outstanding as of August 4, 2006, as reported in the Issuer’s quarterly report on Form 10-Q filed August 14, 2006.
(c)	Swank Capital, as the general partner of Swank Income Advisors may direct it to direct the vote and dispose of the 296,817 Common Units held by the Cushing Fund and the Convergence Fund. As the principal of Swank Capital and Swank Energy Income Advisors, Mr. Swank may direct the vote and disposition of the 296,817 Common Units held by the Cushing Fund and the Convergence Fund. The Cushing Fund may direct the vote and disposition of the 266,049 Common Units it holds.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated October 12, 2006, among Swank Capital, L.L.C., Swank Energy Income Advisors, LP, The Cushing Fund, LP and Mr. Jerry V. Swank.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 12, 2006

SWANK CAPITAL, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP
By: Swank Group, LLC, its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

THE CUSHING FUND, LP
By: Swank Energy Income Advisors, LP, its general
partner
By: Swank Group, LLC, its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank